UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Opendoor Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

683712103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 683712103	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,489(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,489(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,489(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures Seed B, LP (“Seed B”), Khosla Ventures Seed B (CF), LP (“Seed B (CF)”), Khosla Ventures Seed Associates B, LLC (“Seed B Associates”), Khosla Ventures IV, LP (“KV IV”), Khosla Ventures IV (CF), LP (“KV IV (CF)”), Khosla Ventures Associates IV, LLC (“KVA IV”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla,” together with Seed B, Seed B (CF), Seed B Associates, KV IV, KV IV (CF), KVA IV and VK Services collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares are owned by Seed B. The general partner of Seed B is Seed B Associates. VK Services is the sole manager of Seed B Associates. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B, and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Issuer’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on January 12, 2021 (the “Registration Statement”).

13G

CUSIP No. 683712103	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed B (CF), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,843(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,843(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by Seed B (CF). The general partner of Seed B (CF) is Seed B Associates. VK Services is the sole manager of Seed B Associates. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B (CF), and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Associates B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,332(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,332(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,332(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Seed B Associates are comprised of Common Stock held by Seed B and Seed B (CF). The general partner of Seed B and Seed B (CF) is Seed B Associates. VK Services is the sole manager of Seed B Associates. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B and Seed B (CF), and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Seed B Associates holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,317,254(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,317,254(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,317,254 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV IV. The general partner of KV IV is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV, and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures IV (CF), LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,769,348(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,769,348(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,348(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV IV (CF). The general partner of KV IV (CF) is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,086,602(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,086,602(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,086,602(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVA IV are comprised of Common Stock held by KV IV and KV IV (CF). The general partner of KV IV and KV IV (CF) is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. KVA IV holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,120,934(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,120,934 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,120,934 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by VK Services are comprised of Common Stock held by Seed B, Seed B (CF), KV IV and KV IV (CF). The general partner of Seed B and Seed B (CF) is Seed B Associates. The general partner of KV IV and KV IV (CF) is KVA IV. VK Services is the sole manager of Seed B Associates and KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B and Seed B (CF), and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. VK Services holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,120,934(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,120,934(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,120,934(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Khosla are comprised of Common Stock held by Seed B, Seed B (CF), KV IV and KV IV (CF). The general partner of Seed B and Seed B (CF) is Seed B Associates. The general partner of KV IV and KV IV (CF) is KVA IV. VK Services is the sole manager of Seed B Associates and KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B and Seed B (CF), and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

13G

CUSIP No. 683712103	Page 10 of 13 Pages

Item 1(a). Name of Issuer:

Opendoor Technologies Inc.

Item 1(b). Address of Issuer’s Principal Executive Officers:

1 Post Street, Floor 11

San Francisco, California 94104

Item 2(a). Name of Person(s) Filing:

Khosla Ventures Seed B, LP (“Seed B”)

Khosla Ventures Seed B (CF), LP (“Seed B (CF)”)

Khosla Ventures Seed Associates B, LLC (“Seed B Associates”)

Khosla Ventures IV, LP (“KV IV”)

Khosla Ventures IV (CF), LP (“KV IV (CF)”)

Khosla Ventures Associates IV, LLC (“KVA IV”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b). Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c). Citizenship:

Seed B	Delaware, United States of America
Seed B (CF)	Delaware, United States of America
Seed B Associates	Delaware, United States of America
KV IV	Delaware, United States of America
KV IV (CF)	Delaware, United States of America
KVA IV	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

683712103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a). Amount Beneficially Owned: 46,120,934

Item 4(b). Percent of Class: 8.5%

Item 4(c). Number of shares as to which such persons have:

13G

CUSIP No. 683712103	Page 11 of 13 Pages

The following information with respect to the beneficial ownership of Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
Seed B (2)	32,489	0	32,489	0	32,489	32,489	0.0%
Seed B (CF) (2)	1,843	0	1,843	0	1,843	1,843	0.0%
Seed B Associates (2)	0	0	34,332	0	34,332	34,332	0.0%
KV IV (2)	43,317,254	0	43,317,254	0	43,317,254	43,317,254	8.0%
KV IV (CF) (2)	2,796,348	0	2,796,348	0	2,796,348	2,796,348	0.5%
KVA IV (2)	0	0	46,086,602	0	46,086,602	46,086,602	8.5%
VK Services (2)	0	0	46,120,934	0	46,120,934	46,120,934	8.5%
Khosla (2)	0	0	46,120,934	0	46,120,934	46,120,934	8.5%

(1)

Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)

The general partner of Seed B and Seed B (CF) is Seed B Associates. The general partner of KV IV and KV IV (CF) is KVA IV. VK Services is the sole manager of Seed B Associates and KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and Seed B Associates possesses power to direct the voting and disposition of the shares owned by Seed B and Seed B (CF), and each of Seed B Associates, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Seed B Associates, KVA IV, VK Services and Khosla hold no Securities of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 544,422,265 shares of Common Stock outstanding as of January 4, 2021 as set forth in the Registration Statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

13G

CUSIP No. 683712103	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

KHOSLA VENTURES SEED B, L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES B, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES IV, L.P.

By:	Khosla Ventures Associates IV, LLC, a Delaware limited liability company and general partner of Khosla Ventures IV, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

13G

CUSIP No. 683712103	Page 13 of 13 Pages

KHOSLA VENTURES IV (CF), L.P.

By:	Khosla Ventures Associates IV, LLC, a Delaware limited liability company and general partner of Khosla Ventures IV (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES IV, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement